

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2013

Via E-Mail
Mr. Kristian B. Kos
President and Chief Executive Officer
New Source Energy GP, LLC
914 North Broadway, Suite 230
Oklahoma City, Oklahoma 73102

> **Re:   New Source Energy Partners L.P.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 25, 2013**
> **File No. 333-185754**

Dear Mr. Kos:

We have reviewed your registration statement and your correspondence dated January 25, 2013 and January 28, 2013, and we have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Business and Properties, page 125

Material Definitive Agreements, page 141

Golden Lane Participation Agreement, page 141

1.     Refer to the following sentence on page 141: "The Golden Lane Participation Agreement requires New Dominion to hold record title to undeveloped leasehold within the Golden Lane area of mutual interest for the benefit of the parties to the Golden Lane Participation Agreement until such time as development of the applicable leasehold commences." Please clarify, if true, that New Dominion will hold record title to <u>all</u> such undeveloped leasehold, including the existing leases included within the Partnership Properties and any new leases that New Dominion may acquire in the future for the account of the working interest owners.  Alternatively, if this is not the case, please clarify.

2.      Please also describe in your prospectus the assignment provisions in Section II.B.3 of the Golden Lane Participation Agreement.

3.      Refer to the following sentence on page 141: "The Golden Lane Participation Agreement contains significant penalties for a party's election not to participate in a proposed well within the geographical areas covered by the agreements, as is customary in the oil and natural gas industry." Please disclose the penalties. For instance, describe the provisions in Section II.E of the Golden Lane Participation Agreement and in Article VI, Section B.2 of Exhibit B to the Golden Lane Participation Agreement.

Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies, page F-7

Pro Forma Data (unaudited), page F-11

4.      We note your response to comment 1 in our letter dated January 24, 2013 which references Rule 11-01(a)(8) of Regulation S-X and the guidance per SAB Topic 1B.3 as a basis for inclusion of commodity derivative contracts that will be contributed at the closing of your offering in your pro forma financial information. The guidance cited in your response does not appear to support the inclusion of this type of pro forma adjustment. Please revise your pro forma presentation to remove the adjustments for the contribution of the commodity derivative contracts or tell us in more detail why you believe your presentation is appropriate.

Exhibits

5.      We note your disclosure that, concurrently with the closing of this offering, you intend to issue a $25.0 million note payable to New Source Energy as partial consideration for its contribution of the Partnership Properties to you. Please file as an exhibit the documentation evidencing this indebtedness, such the form of note payable.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •    should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ronald Winfrey (Petroleum Engineer) at (202) 551-3704 if you have questions regarding the engineering comments. You may contact Bob Carroll (Staff Accountant) at (202) 551-3362, or Ethan Horowitz (Branch Chief) at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director